FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 31 March, 2023

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö_ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris Files 2022 Annual Report / Annual Report on Form 20-F, and 2022 Sustainability Report, and Convenes Annual General Meeting of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March, 2023

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Files 2022 Annual Report / Annual Report on Form 20-F, and 2022 Sustainability Report, and Convenes Annual General Meeting of Shareholders

Luxembourg, March 31, 2023 – Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) filed today its 2022 Annual Report / Annual Report on Form 20-F, and its 2022 Sustainability Report with the Luxembourg Stock Exchange, with the U.S. Securities and Exchange Commission (SEC), and with the other securities regulators of the markets where its securities are listed. These reports (which contain the financial and non-financial information required by applicable Luxembourg law for the year ended December 31, 2022, including Tenaris’s consolidated financial statements as of and for the year ended December 31, 2022, Tenaris’s annual accounts as at December 31, 2022, and their related external auditors’ reports and consolidated management report and certifications) may be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu/regulated-information-oam, from the SEC’s website at www.sec.gov, and are available on Tenaris’s website at ir.tenaris.com.

Holders of Tenaris’s shares and ADSs, and any other interested parties, may request a hard copy of any of these reports, free of charge, through our website at ir.tenaris.com/tools/printed-materials.

In addition, on April 3, 2023, Tenaris will be convening its Annual General Meeting of Shareholders to be held on May 3, 2023, at 16:00 (Central European time). The convening notice (which includes the meeting agenda and the procedures for attending and/or voting at the meeting) can be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu/regulated-information-oam.

The following documents will be available on Tenaris’s website at ir.tenaris.com as of the date of the convening notice:

•	information on Tenaris’s total number of shares and voting rights as of the date of the convening notice;
•	the Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the meeting agenda and draft resolutions proposed to be adopted at the meeting);
•	the 2022 Annual Report;
•	the 2022 Sustainability Report;
•	the 2022 Compensation Report; and
•	the forms required for purposes of attending and/or voting at the Annual General Meeting of Shareholders.

Copies of these documents will also be available, free of charge, at Tenaris’s registered office in Luxembourg, between 10:00 and 17:00 (Central European time). In addition, shareholders registered in the Company’s share register will be able to obtain electronic copies of such documents, free of charge, by sending an e-mail request to investors@tenaris.com.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.